SEC File Number:      0-21013
                                                      CUSIP Number:  984149 10 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K     [ ] Form 20-F     [ ] Form 11-K    [ ] Form 10-Q
              [ ] Form N-SAR    [ ] Form N-CSR

              For Period Ended:          December 31, 2004
                               ------------------------------------------
              [   ] Transition Report on Form 10-K
              [   ] Transition Report on Form 20-F
              [   ] Transition Report on Form 11-K
              [   ] Transition Report on Form 10-Q
              [   ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ----------------------------------


                Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            Xybernaut Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and number):

12701 Fair Lakes Circle

City, state and zip code:    Fairfax, Virginia  22033

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
  [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHMENT A.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Bruce Hayden                    703                  654-3505
-----------------------------------    ------------     ------------------------
              (Name)                   (Area Code)         (Telephone Number)


(2)      Have all other periodic reports required under           YES     No
         Section 13 or 15(d) of the Securities Exchange
         Act of 1934 or Section 30 of the Investment Company      [X]
         Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)      Is it anticipated that any significant change in         YES     No
         results of operations from the corresponding period
         for the last fiscal year will be reflected by the                [X]
         earnings statements to be included in the subject report or portion thereof?


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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                              Xybernaut Corporation

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                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                         By: /s/ Bruce Hayden
Date  March 14, 2005         ---------------------------------------------------
      --------------         Bruce Hayden, Chief Financial Officer and Principal
                             Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                                  ATTACHMENT A

PART III -- NARRATIVE

The registrant has experienced delays in completing management's assessment of the effectiveness of the registrant's internal controls over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002. These delays have also caused delays in completing the audits of the registrant's financial statements and internal controls over financial reporting for the year ended December 31, 2004. As a result of the complex nature of the new requirements under Section 404, the registrant is unable to complete and file the 2004 Annual Report by the prescribed filing date without unreasonable effort and expense. The registrant continues to dedicate significant resources to the audit of the financial statements, internal control testing and reporting, and the 2004 Annual Report. The registrant currently anticipates filing the 2004 Annual Report on or before the extended deadline of March 31, 2005.